                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 6 - K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934


                          For the Month of March, 2003


                          Gilat Satellite Networks Ltd.
                 -----------------------------------------------
                 (Translation of Registrant's Name into English)


                        Gilat House, Yegia Kapayim Street
                  Daniv Park, Kiryat Arye, Petah Tikva, Israel
                 -----------------------------------------------
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X    Form 40-F
                                -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes        No    X
                                -------    -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                 ---

Attached hereto and incorporated by reference herein is Registrant's proxy statement and proxy card to shareholders dated March 19, 2003.


                                    Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         Gilat Satellite Networks Ltd.
                                         (Registrant)


                                         By: /s/ Yoav Leibovitch
                                             -------------------------------
                                                 Yoav Leibovitch
                                                 Chief Financial Officer



Dated:  March 19, 2003

                          GILAT SATELLITE NETWORKS LTD.
                                   GILAT HOUSE
                              21 YEGIA KAPAYIM ST.
                                   KIRYAT ARYE
                            PETAH TIKVA 49130, ISRAEL
                              --------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON APRIL 15, 2003

To our Shareholders:

     The Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. ("GILAT" or the "COMPANY") will be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on April 15, 2003, at 11:00 a.m. local time (the "ANNUAL GENERAL MEETING" or the "MEETING") for the following purposes:

     1. Electing seven members to our board of directors to serve until the next Annual General Meeting of Shareholders and until their respective successors are duly elected and qualified, that together with the two external directors discussed below will constitute our nine-member board of directors.

     2. Electing two external directors as required under Israeli law to serve for a term of three years and until their respective successors are duly elected and qualified, that together with the seven directors discussed above will constitute our nine-member board of directors.

     3. Receiving and considering the Auditors' Report and our Consolidated Financial Statements for the year ended December 31, 2001.

     4. Ratifying the appointment of Kost, Forer and Gabbay, a member of Ernst & Young Global, as our independent public accountants for the fiscal year ended December 31, 2002, and reappointing Kost, Forer and Gabbay as our independent public accountants until the next annual general meeting of our shareholders; and authorizing the board of directors to determine the basis of their compensation, and further authorizing the board of directors, to the extent permissible under Israeli law, to delegate such power to the Audit Committee of the board of directors.

     5. Approving the following actions in connection with the arrangement among Gilat, the holders of our former 4.25% Convertible Subordinated Notes due 2005 and our bank creditors and certain other creditors, which was approved on March 6, 2003, by the District Court of Tel Aviv, Israel, pursuant to
     Section 350 of the Israeli Companies Law - 1999 and which was consummated on March 14, 2003:

          (i) increase of the authorized share capital of the Company in an amount of NIS 2,500,000, to be divided into 250 million ordinary shares (prior to the reverse share split set forth below);

          (ii) implementation of a 1-for-20 reverse share split to be effective as of April 16, 2003; and

          (iii) amendment of our articles of association providing for the election and removal of directors.

     The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

     Pursuant to our articles of association, the board of directors has fixed the close of business on March 17, 2003 as the date for determining the holders of record of ordinary shares of the Company entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

     You are cordially invited to attend the Meeting in person, as our board of directors believes that our shareholders should be represented as fully as possible at the Meeting. However, you may instead vote your ordinary shares by proxy as further explained in the attached Proxy Statement. Whether or not you plan to be present, kindly complete and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Meeting and mail it to the address shown on the enclosed proxy. ONLY PROXIES THAT WILL BE RECEIVED AT THE INDICATED ADDRESS NO LATER THAN 12:00 P.M., NEW YORK CITY TIME, ON APRIL 14, 2003, WILL BE DEEMED RECEIVED IN A TIMELY FASHION AND THE VOTES THEREIN SHALL BE RECORDED. No postage is required if mailed in the United States. If you attend the Meeting, you can revoke your proxy and vote your shares in person.

     Joint holders of ordinary shares should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names are registered in the Company's share register.


                                      By Order of the Board of Directors,


                                      YOEL GAT
                                      CHAIRMAN OF THE BOARD OF DIRECTORS


March 19, 2003

                          GILAT SATELLITE NETWORKS LTD.
                                   GILAT HOUSE
                                YEGIA KAPAYIM ST.
                                   KIRYAT ARYE
                            PETAH TIKVA 49130, ISRAEL


                     ANNUAL GENERAL MEETING OF SHAREHOLDERS


                          TO BE HELD ON APRIL 15, 2003


                                 PROXY STATEMENT

     This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd., par value NIS 0.01 per share, in connection with the solicitation of proxies by the board of directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on April 15, 2003, at 11:00 a.m. local time, and thereafter as it may be adjourned from time to time (the "ANNUAL GENERAL MEETING" or the "MEETING"). The Notice of General Meeting, this Proxy Statement and the proxies solicited hereby are first being sent or delivered to our shareholders on or about March 19, 2003. Unless the context otherwise requires, references in this Proxy Statement to "Gilat", the "Company", "we" or "our" refer to Gilat Satellite Networks Ltd.

     At the Meeting, our shareholders will be asked:

     (i) to elect seven members to our board of directors to serve until the next Annual General Meeting of Shareholders and until their respective successors are duly elected and qualified, that together with the two external directors discussed below will constitute our nine-member board of directors;

     (ii) to elect two external directors as required under Israeli law to serve for a term of three years and until their respective successors are duly elected and qualified, that together with the seven directors discussed above will constitute our nine-member board of directors;

     (iii) to receive and consider the Auditors' Report and our Consolidated Financial Statements for the year ended December 31, 2001;

     (iv) to ratify the reappointment of Kost, Forer and Gabbay, a member of Ernst & Young Global ("ERNST & YOUNG") as our independent public accountants for the fiscal year ended December 31, 2002, and to reappoint Ernst & Young as our independent public accountants until the next annual general meeting of our shareholders; and to authorize the board of directors to determine the basis of their compensation, and to further authorize the board of directors, to the extent permissible under Israeli law, to delegate such power to the Audit Committee of the board of directors; and

     (v) to approve the following actions and transactions in connection with the arrangement (the "ARRANGEMENT") among Gilat, the holders of our former 4.25% Convertible Subordinated Notes due 2005 and our bank creditors and certain other creditors, which was approved on March 6, 2003, by the District Court of Tel Aviv, Israel, pursuant to Section 350 of the Israeli Companies Law - 1999 (the "COMPANIES LAW") and which was consummated on March 14, 2003:

           a. increase of the authorized share capital of the Company in an amount of NIS 2,500,000, to be divided into 250 million ordinary shares (prior to the reverse share split set forth below);

           b. implementation of a 1-for-20 reverse share split to be effective as of April 16, 2003; and

           c. amendment of our articles of association providing for the election and removal of directors.

     VOTING AT THE MEETING

     Shareholders can vote their ordinary shares at the Meeting in person or by appointing a proxy. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our board of directors. We know of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders included with this Proxy Statement. Ordinary shares represented by executed and unrevoked proxies will be voted on at the Meeting.

     Shareholders who hold their ordinary shares in "street name", through a broker or other nominee, must request a legal proxy from their broker or other nominee to vote in person at the Meeting.

     Abstentions with respect to any of the matters submitted to shareholders will not be included in the number of shares deemed to have voted on such matters at the Meeting and will therefore have no effect on the outcome of the vote with respect to such matters, although abstentions will be counted to determine if a quorum is present.

     Under the rules that govern brokers who have record ownership of shares that are held in "street name" for their clients, brokers may vote such shares on behalf of their clients with respect to "routine" matters (such as the election of directors or appointment of auditors), but not with respect to "non-routine" matters. As the proposals to be acted upon at the meeting include both routine and non-routine matters, brokers may turn in a proxy card for uninstructed shares that vote "FOR" the routine matters, and expressly stating that the brokers are not voting on non-routine matters. This express statement is called a "broker non-vote". For purposes of determining whether any of the matters submitted to shareholders have been approved, broker non-votes will be excluded from the number of shares deemed to have voted on such matters at the Meeting. Accordingly, broker non-votes will not affect the voting on any such matters, although broker non-votes will be counted to determine if a quorum is present.

     SOLICITATION OF PROXIES

     We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

     REVOCATION OF PROXY

     Even after signing and delivering the enclosed proxy card, the proxy may be revoked prior to its being voted, by:

     (i) delivering to us, before the time fixed for the Meeting, a written instrument signed by the shareholder, which instrument, by its terms, revokes the proxy;

     (ii) duly executing a subsequent proxy relating to the same shares and delivering it to us, before the time fixed for the Meeting; or

     (iii) attending the Meeting in person and giving written notice of revocation to the Chairman of the Meeting or casting a vote at such meeting prior to the proxy being voted.

Attendance at the Meeting without complying with the above procedures will not constitute a revocation of a proxy. Any written instrument revoking a proxy should be received, no later than 5:00 P.M., NEW YORK CITY TIME, ON APRIL 11, 2003, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219, Attention: Carolyn O'Neill.

     SHAREHOLDERS ENTITLED TO VOTE

     Only holders of record of ordinary shares at the close of business on March 17, 2003, are entitled to receive notice of and to vote at the Meeting. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Our articles of association do not provide for cumulative voting for the election of the directors or for any other purpose.

     REQUIRED VOTES

     The resolutions being proposed to the shareholders, except for the election of external directors, all require the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at the Meeting. The votes of all shareholders voting on the matter, in person or by proxy, will be counted. The count shall not take abstentions into account.

     The election of external directors requires the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at the Meeting, provided that such majority includes at least one-third of the votes of the non-Controlling shareholders (as defined below) of the company who are voting on this matter at the Meeting. This approval requirement need not be met if the aggregate shareholdings of those non-Controlling shareholders who vote against the election of the external directors represent one percent or less of all the voting power of the company.

     "Controlling" for the purpose of the preceding paragraph means the ability to direct the acts of the Company. Any person holding one half or more of the voting power of the Company or of the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

     QUORUM

     The presence, in person or by properly executed proxy, of two or more holders of an aggregate of at least one-third of the voting power of the Company, is necessary to constitute a quorum at the Meeting. If within one-half of an hour from the time appointed for the Meeting there is not present at the Meeting, in person or by proxy, at least two or more holders of an aggregate of more than one-third of the voting power of the Company, a quorum will not be present and the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

     SHARES OUTSTANDING

     As of March 17, 2003, the Company had 259,757,196 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.


     AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" EACH OF THE PROPOSALS.

I.   PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of ordinary shares as of March 17, 2003 (including options exercisable within 60 days) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group. The information in this table is based on 259,757,196 ordinary shares outstanding as of March 17, 2003. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.


                           NAME AND ADDRESS         NUMBER OF      PERCENT OF
                                                     ORDINARY       ORDINARY
                                                      SHARES         SHARES
                                                   BENEFICIALLY    OUTSTANDING
                                                      OWNED

        Bank Hapoalim B.M (1)(2)                    35,636,853        13.72
        Israel Discount Bank Ltd. (1)(3)            23,095,304        8.89
        SES Americom Inc. (1)                       18,596,048        7.16
        Eliezer Fishman (1)(4)                      43,303,694        16.67
        All officers and directors as a group       3,232,156         1.20
        (15 persons)

-------------------------

     (1) Schedule 13D filings have not been made with the Securities and Exchange Commission to date and information is based on data available to Gilat at the time of this Proxy Statement.

     (2) Bank Hapoalim B.M. also holds 4.00% Convertible Notes due 2012 in the principal amount of $12,164,739. The Company has an outstanding loan to Bank Hapoalim B.M. in the approximate amount of $71.4 million.

     (3) Israel Discount Bank Ltd. also holds 4.00% Convertible Notes due 2012 in the principal amount of $9,514,743. Israel Discount Bank Ltd. has issued performance guarantees to the Company in the approximate aggregate amount of $13.3 million.

     (4) Mr. Fishman, directly and through members of the Fishman family, beneficially owns Gilat ordinary shares through the following entities (which hold Gilat ordinary shares directly or indirectly through other companies): Fishman Family Properties Management (1988) Ltd. ("FFPM"), Fishman Chains Ltd. ("FC"), Fishman Mifalei Kerur Ltd. ("FMK"), E.T. Fishman Properties (1998) Ltd. ("ETFP"), Hashkaot Kedaiot Ltd. ("HK"), and Fish Et Ltd. ("FE"), all of whom are incorporated in Israel. Mr. Fishman, directly and through members of the Fishman family, is the sole shareholder of FFPM, ETFP, HK, and FE and owns 97.5% of FC and 98% of FMK. Mr. Fishman, directly and through members of the Fishman family, also holds 4.00% Convertible Notes due 2012 in the aggregate principal amount of $17,697,422.

     The above table reflects also the change of control of Gilat resulting from the issuance of our ordinary shares upon consummation of the Arrangement.

II.  ELECTION OF DIRECTORS

     At the Annual General Meeting, seven directors are to be elected, that together with the two external directors discussed below will constitute the entire nine-member board of directors of Gilat. Two of the directors to be elected, Mr. Gat and Mr. Levinberg, are currently serving as directors and are standing for re-election. It is the intention of the persons named in the proxy to vote for the election of the nominees named below. Gilat is unaware of any reason why any of the nominees, if elected, should be unable to serve as a director. If any of such nominees are unable to serve, the persons named in the proxy will vote the shares FOR the election of such other nominees as the board of directors of Gilat may propose. All nominees listed below have advised the board of directors of Gilat that they intend to serve as directors if elected.

PROPOSAL NO. 1

     At the meeting, the board of directors will propose that the following resolution be adopted:

     "RESOLVED, that the election of each of the seven nominees for election to the board of directors, as presented to the Annual General Meeting of Shareholders and described in the Company's Proxy Statement dated March 19, 2003, be, and hereby is, approved."

Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

     NOMINEES FOR THE BOARD OF DIRECTORS OF THE COMPANY

     The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

              NAME                    AGE
----------------------------------- -------
Gideon Chitayat (1)                   64
Shlomo Rodav (2)                      54
Meir Shamir (3)                       52
Yoel Gat (4)                          51
Amiram Levinberg (5)                  47
Doron Steiger (6)                     45
Shalom Shally Tshuva (7)              36

(1) Mr. Chitayat currently serves on the board of directors of Bank Hapoalim B.M. and of its subsidiary, Hapoalim U.S. Holding. Bank Hapoalim B.M. is a principal shareholder and a creditor of Gilat. Pursuant to the amendment of Articles 38 and 39 of our articles of association which will be proposed at the Meeting, Bank Hapoalim B.M. is expected to have the right to appoint a director to our board of directors. Under the terms of the Arrangement, we agreed to include in the slate of directors to be proposed at the Meeting the nominees of our principal shareholders who will be entitled to appoint directors pursuant to the amendment. Accordingly, Mr. Chitayat is nominated to be elected at the Meeting at the request of Bank Hapoalim B.M. Mr. Chitayat denies any beneficial ownership of our ordinary shares held by Bank Hapoalim B.M.

(2) We expect our board of directors, following its entry into office, to elect Mr. Rodav as the Chairman of the board of directors.

(3) As a result of the cancellation of our old notes and the issuance of ordinary shares and new notes pursuant to the Arrangement, Mivtach Shamir Holdings Ltd., of which Mr. Shamir is the Chairman of the Board of Directors and the

     Chief Executive Officer, holds 9,526,813 of our ordinary shares (constituting approximately 3.67% of the ordinary shares outstanding as of March 17, 2003) and new notes with a face value of $3,924,831.

(4) Mr. Gat currently serves as the Company's Chief Executive Officer and Chairman of the board of directors, and a member of the Stock Option Committee and of the Compensation Committee of the Company. Mr. Gat submitted his resignation from the position of Chief Executive Officer, which resignation shall become effective as of April 15, 2003.

(5) Mr. Levinberg currently serves as the Company's President and director, and a member of the Stock Option Committee and of the Compensation Committee of the Company. Mr. Levinberg submitted his resignation from the position of President, which resignation shall become effective as of April 15, 2003.

(6) Mr. Steiger has provided consulting services to Gilat in connection with the formulation and negotiation of the Arrangement, and Dirad Investments Ltd., a company of which he is the Managing Director, has received consulting fees in connection with such services. Such fees amounted to less than $60,000 in any fiscal year. As a result of the cancellation of our old notes and the issuance of ordinary shares and new notes pursuant to the Arrangement, Darid Holdings Ltd., a company held by Mr. Steiger and of which he is the Chief Executive Officer, holds 382,805 of our ordinary shares (constituting approximately 0.15% of the ordinary shares outstanding as of March 17, 2003) and new notes with a face value of $157,707.

(8) Mr. Tshuva currently serves as the Managing Director of Foresight Technology Investments and Consulting Ltd. Foresight's major shareholder, which holds 70% of its shares, is Discount Capital Markets, a wholly owned subsidiary of Israel Discount Bank Ltd. which is a principal shareholder and a creditor of Gilat. Pursuant to the amendment of Articles 38 and 39 of our articles of association which will be proposed at the Meeting, Israel Discount Bank Ltd. is expected to have the right to appoint a director to our board of directors. Under the terms of the Arrangement, we agreed to include in the slate of directors to be proposed at the Meeting the nominees of our principal shareholders who will be entitled to appoint directors pursuant to the amendment. Accordingly, Mr. Tshuva is nominated to be elected at the Meeting at the request of Israel Discount Bank Ltd. Mr. Tshuva denies any beneficial ownership of our ordinary shares held by Israel Discount Bank Ltd.

     GIDEON CHITAYAT has served as the President and Chief Executive Officer of General Management and Business Strategy Consultant (GMBS) Ltd. since 1985. Mr. Chitayat serves and served in the past as a consultant to Chief Executive Officers and to Chairmen of boards of directors of several leading Israeli companies and entities in diversified fields in Israel, and his main area of consultancy is competitive strategy. Among those companies and entities are Teva Pharmaceutical Industries Ltd., Amdocs Israel, Bank Mizrahi Ltd., Pele-Phone Cellular Communication Ltd., Ackerstein Ltd., Israel Railways, El-Op Electro Optics Industries Ltd., Israel Electric Corporation Ltd., Bank Leumi Le-Israel B.M., Osem Food Corporation Ltd. and Israel Chemicals Ltd. Mr. Chitayat currently serves on the board of directors of Bank Hapoalim B.M. and Mishkan Mortgages Bank, both of which are public companies, as well as of Israel Aircraft Industries and Hapoalim U.S. Holding. Mr. Chitayat served in the past on the boards of directors of many leading public and private companies and entities, including Cellcom Israel Ltd., Africa-Israel Investment Company and its subsidiaries, Oil Refineries Ltd., Ihud Insurance Ltd., Tadiran Consumer and Electric Products Ltd., Migdal Insurance Company, Bezeq - Israel Telephone Corporation and others. Mr. Chitayat holds a Ph.D. and an M.A. in Business and Applied Economics from the Wharton School of the University of Pennsylvania, and a MBA (with honors) and B.A. (Economics) from the Hebrew University in Jerusalem. Mr. Chitayat was Senior Adjunct Professor at the Recanati Graduate School of Business Administration in the Tel Aviv University and held numerous academic positions in the past, including at the Wharton School of the University of Pennsylvania, at the Jerusalem School of Business Administration of the Hebrew University in Jerusalem and at Harvard Business School. Mr. Chitayat has published numerous articles and a book on corporate, boards of directors and business issues.

     SHLOMO RODAV is the indirect owner, director, chairman and/or Chief Executive Officer of numerous companies in the investment, environment, infrastructure, food, hi-tech and other areas. Mr. Rodav has served as a director since 1996 of Israel Coldstorage & Supply Co. Ltd., a public company, and in an array of private companies including Torrel Investments Ltd. and Torrel-Crown (Israel) Ltd., Metzad Ateret Ltd., Waste Management (W.M.) Israel Ltd., Nymphaea A.A. Ltd., Tapoogan Industries Ltd., Jaf-Ora Ltd., Jafora-Tabori Ltd. and others. Mr. Rodav served in the past as a director in numerous other companies, including, among others, Extent and Cellonet for which a receiver has been appointed. Mr. Rodav holds a MBA from Columbia University and a B.A. from the Tel Aviv University.

     MEIR SHAMIR founded Mivtach Shamir Holdings Ltd., which invests extensively in Israeli and foreign companies, and has served as its Chairman and Chief Executive Officer since 1992. Mr. Shamir serves as a director in several public companies, including Lipman Electronics Engineering Ltd. and Wizcom Technologies Ltd. in the field of electronics, the venture capital firm Technoplus Ventures Ltd., Mivtach Shamir Finance Ltd. in the area of finance and pension funds, and Digal Investment and Holdings Ltd. in real estate. In addition, Mr. Shamir is the owner of and serves as a director in numerous private companies. Mr. Shamir holds a B.A. (Management and Economics) from Bar-Ilan University.

     YOEL GAT is a co-founder of Gilat and has been its Chief Executive Officer and a director since Gilat's inception and, since July 1995, has served as the Chairman of the board of directors. Mr. Gat is a member of the Stock Option and Compensation Committees of the board of directors. Until July 1995, Mr. Gat also served as the President of Gilat. From 1974 to 1987, Mr. Gat served in the Israel Defense Forces. In his last position in service, Mr. Gat was a senior electronics engineer in the Israel Ministry of Defense. Mr. Gat is a two-time winner of the Israel Defense Award (1979 and 1988), Israel's most prestigious research and development award. Mr. Gat is also Chairman of the board of directors of KSAT, in which Gilat holds a minority interest. Mr. Gat also served as the Chairman of the MOST Consortium and is a director of rStar Corporation and is Chairman of the board of directors of StarBand Communications. Mr. Gat holds a B.Sc. (Electrical Engineering and Electronics) from the Technion-- Israel Institute of Technology and a master's degree in management science from the Recanati Graduate School of Business Administration of Tel Aviv University, where he concentrated on information systems.

     AMIRAM LEVINBERG is a co-founder of Gilat and has been a director since its inception, and since July 1995 has served as its President. Until 2002, Mr. Levinberg also served as the Company's Chief Operations Officer. Mr. Levinberg is a member of the Stock Option and Compensation Committees of the board of directors. Until July 1995, he served as Vice President of Engineering. In this capacity, he supervised the development of Gilat's OneWay and Skystar Advantage VSATs. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg holds a B.Sc. (Electrical Engineering and Electronics) and a master of science degree in digital communications from the Technion -- Israel Institute of Technology.

     DORON STEIGER has been the Chief Executive Officer and has served as a director since 1998 of Darid Holdings Ltd., a company owned by Mr. Steiger, and has been the Managing Director of Dirad Investments Ltd. since 1999 and of Dirad Technologies Management (2000) Ltd. since 2000. These companies are engaged in consultancy and investments. Mr. Steiger has served since 2001 as a director of Taagid Hamichzur Ltd., engaged in collection and recycling, and as the Chairman of the Board of Directors of Newlog Ltd., which is the result of a merger of several subsidiaries of Zim Israel Maritime Company Ltd., Israel's major maritime freight company. Mr. Steiger has recently been appointed as a director of Leadertech Ltd., pursuant to an agreement with Leadertech Ltd., which appointment is pending and contingent upon a shareholders' approval. Leadertech Ltd. is a public venture capital firm. Mr. Steiger is also serving as a director of several start-up, R&D and financing companies in the hi-tech field. Mr. Steiger was the Chief Executive Officer of Israel Corporation Ltd. from April 1997 to March 1998. Mr. Steiger holds a MBA and a B.A. (Economics) from the Tel Aviv University.

     SHALOM SHALLY TSHUVA has been the Managing Director of Foresight Technology Investments and Consulting Ltd. since 1994. Mr. Tshuva also has served as a director, since 1999, of the investment firms Forstech Holdings (1999) Ltd. and Hadar Tshuva Holdings (1999) Ltd. Mr. Tshuva served as a director in Taya-Net Ltd., for which company a liquidator was appointed by the court in 2001. Mr. Tshuva holds a MBA (Finance) and a B.Sc. (Mathematics and Computer Science) from the Tel Aviv University.

III. ELECTION OF EXTERNAL DIRECTORS

     At the Annual General Meeting, two external directors are to be elected, as required under the Companies Law, none of whom are currently serving as directors. It is the intention of the persons named in the proxy to vote for the election of the nominees named below. Gilat is unaware of any reason why any of the nominees, if elected, should be unable to serve as an external director. If any of such nominees are unable to serve as an external director, the persons named in the proxy will vote the shares FOR the election of such other nominees as the board of directors of Gilat may propose. All nominees listed below have advised the board of directors of Gilat that they intend to serve as external directors if elected, and have submitted a declaration stating that they comply with the requirements imposed by law for the office of external director.

PROPOSAL NO. 2

     At the meeting, the board of directors will propose that the following resolution be adopted:

     "RESOLVED, that the election of each of the two nominees for election to the board of directors as external directors, as presented to the Annual General Meeting of Shareholders and described in the Company's Proxy Statement dated March 19, 2003, be, and hereby is, approved."

Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

     NOMINEES FOR EXTERNAL DIRECTORS OF THE COMPANY

     The following information concerning the nominees for external directors of the Company is based on the records of the Company and information furnished to it by the nominees:

              NAME                    AGE
----------------------------------- -------
Linda E. Harnevo (1)                  48
David Milgrom (2)                     45

(1) Ms. Harnevo has submitted to us a declaration stating that she complies with the requirements imposed by the Companies Law for the office of external director.

(2) Mr. Milgrom has submitted to us a declaration stating that he complies with the requirements imposed by the Companies Law for the office of external director.

     LINDA E. HARNEVO is the founder and General Manager of the technology solutions company RedZebra Ltd., and has served on its board of directors. Ms. Harnevo has also recently founded Global Medical Networks, which is engaged in the field of mobile medical information, and serves on its board of directors. Ms. Harnevo has recently been appointed as a director of Lipman Electronics Engineering Ltd., a public company in the field of electronics. Ms. Harnevo holds a Ph.D and an M.Sc. from the Weizmann Institute and a B.Sc. from Bar-Ilan University.

     DAVID MILGROM currently serves as the Chief Executive Officer of Gmul Investment Ltd., dealing mainly with investments in high-tech, real-estate and infrastructure. From 1997 to 2000 Mr. Milgrom served as the Budget Director in the Israeli Ministry of Finance and was responsible for Israel's budget preparation and structural reforms in the Israeli economy. Mr. Milgrom was the CFO of Pele-Phone Cellular Communication Ltd. Mr. Milgrom serves as an external director in the investment committee of Menora, a public company which is one of the largest insurance companies in Israel. His term of office in Menora will expire on 2005. Mr. Milgrom holds a MBA and a B.A. (Economics and Political Science) from the Hebrew University in Jerusalem.

     BOARD PRACTICES

     Our directors, except for the external directors, are currently elected at the annual shareholders' meeting to serve until our next annual meeting of the shareholders and until their respective successors are elected and qualified, unless any office is vacated earlier under any relevant provisions of our articles of association. Our articles of association currently in effect provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the board of directors). Our articles of association provide that the board of directors may delegate all of its powers to committees of the board of directors as it deems appropriate, subject to the provisions of applicable law.

     Under the terms of the Arrangement, we undertook to propose, among other things, an amendment to our articles of association providing for the election and removal of our directors, as further detailed in "Approval of Transactions Relating to Plan of Arrangement - Election and Removal of Directors" below. While this amendment is proposed to be approved at the Meeting and has not yet been approved, the composition of the board of directors which is being proposed to be elected by our shareholders at the Meeting is based on the principles of the proposed amendment. The proposed amendment provides for a certain number of directors to serve on the board of directors, which number may be changed by a resolution of the shareholders (provided that the board of directors does not include more than nine members). After careful consideration, and after consultation regarding the composition of the board of directors with our principal shareholders following the consummation of the Arrangement, our board of directors deems it to be in the best interests of the Company to propose to the shareholders to elect nine members to the board of directors (including the two proposed external directors).

     We expect our board of directors to agree to appoint Mr. Robert Bednarek as an observer to the board of directors. In such capacity, Mr. Bednarek will be invited to participate in every meeting of the board of directors and given the opportunity to express his views on the matters discussed, but will not have any voting rights at the meetings. Mr. Bednarek will have the same access to the Company's books and records as the directors of the Company and will be subject to customary confidentiality and non-disclosure undertakings. Mr. Bednarek served as a director of Gilat from April 2002 to September 2002. Mr. Bednarek is the Executive Vice President Corporate Development and a member of the Executive Committee of SES GLOBAL S.A., the parent company of SES Americom Inc. which is a principal shareholder of Gilat and a major supplier of satellite transponder capacity to the Gilat group. Mr. Bednarek previously was the Executive Vice-President and Chief Technology Officer of PanAmSat Corporation and holds a B.Sc. degree in engineering from the University of Florida.

     ALTERNATE DIRECTORS

     Our articles of association provide that a director may appoint, by written notice to us and subject to the consent of the board of directors, any individual (subject to certain limitations under the Companies Law) to serve as an alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless otherwise specifically provided for in the appointment of such alternate). The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of term or vacation of office of the appointing director. Currently, no alternate directors have been appointed.

     BOARD COMPENSATION

     By resolution of the board of directors and the shareholders adopted in 1996, the directors of Gilat who are not executive officers receive annual compensation of $10,000 for their services on the board of directors or any committee thereof. In addition, by resolution of the board of directors and the shareholders adopted in November 2001, each current and future non-employee director shall receive an option for 20,000 ordinary shares. All of the non-management directors are reimbursed for their expenses for each board of directors meeting attended.

     We expect the Compensation Committee, following its institution by our new board of directors after the Meeting, to recommend a change in the compensation of our directors. Such a recommendation will be brought to the approval of the shareholders at next general meeting of our shareholders.

     EXTERNAL DIRECTORS

     Under the Companies Law, public companies are required to elect two external directors who must meet specified standards of independence. Companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel, such as our company, are treated as public companies with respect to the external directors requirement. External directors may not have, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with the public company, with those of its shareholders who are controlling shareholders at the time of appointment or with any entity controlled by the company or by its controlling shareholders, during the 2 years preceding their appointment. The term "affiliation" includes an employment relationship, a business or professional relational maintained on a regular basis, control and services as an office holder. No person can serve as an external director if the person's other positions or business creates or may create conflicts of interest with the person's responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise.

     External directors serve for a three-year term, which may be renewed for only one additional three-year term. External directors can be removed from office only by the court or by the same special percentage of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position. If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

     Any committee of the board of directors must include at least one external director. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     The Companies Law requires external directors to submit to the Company, prior to the date of the notice of the general meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by Companies Law for the office of external director.

     AUDIT COMMITTEE

     The Companies Law also provides that publicly traded companies must appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least three members, and include all of the company's external directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

     Pursuant to the current listing requirements of the Nasdaq National Market, we are currently required to establish an audit committee, at least a majority of whose members are independent of management. The Securities and Exchange Commission (the "SEC") has proposed new rules which would, among other things, impose independency requirements on each member of the audit committee. Under the proposal, the rules of the national securities exchanges and national securities associations (such as the National Association of Securities Dealers
(NASD) which partially owns and operates Nasdaq) must be in effect no later than the first anniversary of the publication of the final rule in the Federal Register, which is expected to be in 2004.

     The proposed requirements would implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

     The SEC has also proposed certain prohibitions on compensation to members of an audit committee, including prohibitions on payments to a member as an officer or employee, as well as other compensatory payments, whether made directly or indirectly.

     The SEC has proposed to define "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified." The term "control" is proposed to be consistent with the other definitions of this term under the Securities Exchange Act of 1934 as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." A safe harbor has been proposed by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer.

     Under the final rules adopted by the SEC, an issuer is required to disclose in its annual report whether or not such issuer has at least one audit committee financial expert. If it does, the issuer must disclose the name of the expert. If not, the issuer must disclose why it does not have an audit committee financial expert.

     We expect our board of directors to appoint an Audit Committee in compliance with the requirements of the Companies Law and with the proposed SEC rules, and to appoint an audit committee financial expert, as soon as practicable after the entry into office of our board of directors.

     INDEPENDENT DIRECTORS

     Pursuant to the current listing requirements of the Nasdaq National Market, we are currently required to have at least two independent directors on our board of directors. Under rules proposed by Nasdaq, the majority of the members of the board directors will need to be independent. These proposals have not yet been approved by the SEC.

     An "independent director" for these purposes has been proposed to mean a person other than an officer or employee of a company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

     The following persons are not considered independent under the proposed rules:

     (a) a director who is employed by the company or by any parent or subsidiary of the company within the last three years;

     (b) a director who accepts or has a non-employee family member (by blood, marriage or adoption or has the same residence) who accepts any payments from the company or any of its affiliates in excess of $60,000 during the current fiscal year or any of the past three fiscal years;

     (c) a director who is a family member of an individual who is, or within the past three years was, employed by the company or by any parent or subsidiary of the company as an executive officer;

     (d) a director who is a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company's securities) that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, in the current fiscal year or any of the past three fiscal years;

     (e) a director of the listed company who is employed as an executive officer of another entity where any of the executive officers of the listed company serve on the compensation committee of such other entity, or if such relationship existed within the last three years; or

     (f) a director who was a partner or employee of the company's outside auditor, and worked on the company's audit, within the last three years.

     This independence requirement does not apply to a company of which more than 50% of the voting power is held by an individual, a group or another company.

     COMPENSATION OF DIRECTORS


     Through March 17, 2003, we had granted options under the Stock Option Plans to our then officers and directors for a total of 3,644,154 ordinary shares, of which 169,000 have been exercised.

     By board of directors and shareholder action in July and August 1994, respectively, we authorized future bonuses to four of our executive officers, two of whom are also directors. Such bonuses were to be paid as follows: if our consolidated operating income (as defined in the resolution of the board of directors and the shareholders) in any year through December 31, 1999 was to be greater than $10 million, we were to pay such officers an aggregate one-time bonus in NIS equal to $510,000, linked to the Israeli CPI (plus an amount equal to any taxes payable on such bonus). The bonus was to be divided among them as set forth in resolutions of the board of directors and the shareholders. The bonus, which was to be paid as soon as practicable after the end of the year in which the operating income exceeded $10 million, was paid in 1998. By board of directors and shareholder action in June and August 1995, the board of directors was also authorized to grant annual bonuses to two officers who are also directors. In February and August 1997, the board of directors and the shareholders authorized an amendment to the annual bonus provision, to exclude merger and acquisition costs in calculating net profit for bonus purposes. In May and August 1999, the board of directors and shareholders authorized the grant of a bonus to an officer who is also a director in recognition of his efforts in completing an offering of our shares. In February and May 2000, the board of directors and Audit Committee, and in November 2000, the shareholders, authorized the cancellation of loans to two officers who are also directors, the amendment of their employment agreements for salary and bonus adjustments, and the grant of options which commenced vesting over a three year period. Those options, along with others held by these officers, were cancelled by them in the Company's Option Exchange Program.

     STOCK OPTION PLANS

     In January 1993, we adopted the Stock Option Plan (Incentive and Restricted Stock Options) (the "1993 ISO/RSO PLAN") and Section 102 Option/Restricted Stock Purchase Plan (the "1993 SECTION 102 PLAN") (collectively, the "1993 PLANS"). The 1993 Plans provide for the granting of options and/or rights to purchase (in the case of the 1993 Section 102 Plan) up to an aggregate of 318,500 ordinary shares to our officers, directors, key employees or consultants or any of our subsidiaries.

     In June 1995, we adopted the following plans, referred to together as the "1995 PLANS":

     (i) the 1995 Stock Option Plan (Incentive and Restricted Stock Options) (the "1995 ISO/RSO PLAN"), which currently provides for the granting of incentive and restricted stock options for the purchase of up to 3,940,000 ordinary shares (increased by 3,820,000 as a result of several resolutions of the board of directors, which were approved by the shareholders);

     (ii) the 1995 Section 102 Stock Option/Stock Purchase Plan (the "1995
SECTION 102 PLAN"), which provides for the granting of options to purchase up to 5,920,000 ordinary shares (increased by 4,300,000 as a result of resolutions of the board of directors in November 1999,

May 2000 and March 2001); and

     (iii) the 1995 Advisory Board Stock Option Plan (the "1995 ADVISORY BOARD PLAN"), which provides for the granting of options to purchase up to 150,000 ordinary shares.

     The purpose of the 1993 Plans and 1995 Plans is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in Gilat. In addition, the 1993 and 1995 ISO/RSO Plans are designed to afford qualified optionees certain tax benefits available under the United States Internal Revenue Code of 1986, as amended (the "CODE"). The 1993 and 1995 Section 102 Plans are designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance. The 1995 Advisory Board Plan is designed to allow for the granting of options to members of the Advisory Board. The 1993 Plans will expire on January 27, 2003 and the 1995 Plans will expire on June 29, 2005 (ten years after their adoption), unless terminated earlier by the board of directors.

     Each of the 1993 Plans and the 1995 Plans is administered by a Stock Option Committee appointed by the board of directors. The Stock Option Committee (comprised of Messrs. Gat, Levinberg and Ms. Kaufmann) has broad discretion, subject to certain limitations, to determine the persons entitled to receive options or rights to purchase under the 1993 Plans and 1995 Plans, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The Stock Option Committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the 1993 Plans and the 1995 Plans. Such consideration generally may consist of cash or, at the discretion of the board of directors, cash and a recourse promissory note.

     Stock options issued as incentive stock options pursuant to both the 1993 and 1995 ISO/RSO Plans will only be granted to the employees of Gilat or its subsidiaries. The exercise price of incentive stock options issued pursuant to both the 1993 and 1995 ISO/RSO Plans must be at least equal to the fair market value of the ordinary shares as of the date of the grant (and, in the case of optionees who own more than 10% of the voting stock, the exercise price must equal at least 110% of the fair market value of the ordinary shares as of the date of the grant). The exercise price of restricted stock options issued pursuant to the 1993 and 1995 ISO/RSO Plans and the 1995 Advisory Board Plan must not be less than the lower of (i) 50% of the book value of the ordinary shares as of the end of the fiscal year immediately preceding the date of such grant or (ii) 50% of the fair market value per share of ordinary shares as of the date of the grant. The price per share under options awarded pursuant to the 1993 and 1995 Section 102 Plans may be any price determined by the Stock Option Committee.

     Options are exercisable and restrictions on disposition of shares lapse according to the terms of the individual agreements under which such options were granted or shares issued. Ordinary shares as to which the rights associated with such shares have not vested will be held by a trustee designated by us.

     In April 2001, Gilat initiated a voluntary stock option exchange program for its employees (the "OPTION EXCHANGE PROGRAM"). Under the program, employees of Gilat and its subsidiaries who were granted options under Gilat's stock option plans were given the opportunity to cancel outstanding stock options previously granted to them in exchange for an equal number of new options to be granted at a future date pursuant to the terms of Gilat's Plans. The exercise price of these new options is equal to the fair market value of Gilat's ordinary shares as reported by Nasdaq on the date the options were granted. In November 2001, the Company granted the new options under the Option Exchange Program. Options for a total of 6,443,668 ordinary shares were tendered for cancellation and were cancelled as of May 24, 2001.

     In November 2001, the board of directors and shareholders of Gilat approved the allocation of an option for 20,000 shares for each current and future non-employee director.

     As of December 31, 2002, we granted options to purchase a total of 299,198 ordinary shares under the 1993 Plans and 8,490,955 ordinary shares under the 1995 Plans The exercise prices for such options vary from $0.39 to $159.875 and all such options expire at various times from November 2003 to February 2013. As of December 31, 2002, options under the plans for a total of 870,381 shares have been exercised.

     In December 1992, we granted options outside of any stock option plan to two then officers. One officer, who has since again become an officer of Gilat, was granted an option to purchase 24,500 ordinary shares, at an exercise price of $0.33 per Ordinary Share, and the other was granted an option to purchase 33,333 ordinary shares at an exercise price of $12.00 per share, both on terms and conditions comparable to those provided for under our 1993 Plan. As of September 6, 2001, 33,333 of these options have been exercised.

     In May 1999, the board of directors approved the establishment of a new stock option plan under Section 102 of the Israel Income Tax Ordinance with 500,000 ordinary shares to be reserved for issuance. Management was directed to prepare the plan and obtain the necessary regulatory approvals. The plan was approved by the shareholders at the 1999 annual meeting, but the request for regulatory approval was withdrawn and there are no current plans to activate the plan in the near future.

     Through March 17, 2003, we had granted options under the Stock Option Plans to our then officers and directors for a total of 3,644,154 ordinary shares, of which 169,000 have been exercised.

IV. CONSIDERATION OF THE AUDITORS' REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

     Our board of directors recommends that the shareholders receive and consider the Auditors' Report the Consolidated Financial Statements of Gilat for the fiscal year ended December 31, 2001.

PROPOSAL NO. 3

     At the Meeting, our board of directors will propose that the following resolution be adopted:

     "RESOLVED, that the Auditors' Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2001, be, and the same hereby are, and each hereby is, received and considered."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

V.   APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     Our board of directors recommends that the shareholders ratify the reappointment of Ernst & Young as our independent public accountants for the fiscal year ended December 31, 2002, and reappoint Ernst & Young until the next annual general meeting of our shareholders. Our board of directors further recommends that the shareholders authorize the board of directors to determine the basis of Ernst & Young's compensation, and further authorize the board of directors, to the extent permissible under Israeli law, to delegate such power to the Audit Committee of the board of directors.

PROPOSAL NO. 4

     At the Meeting, our board of directors will propose that the following resolution be adopted:

     "RESOLVED, that the appointment of the Company's independent public accountants, Kost, Forer and Gabbay, a member of Ernst & Young Global, as independent public accountants of the Company for the fiscal year ended December 31, 2002, is hereby ratified; and that Kost, Forer and Gabbay be, and they hereby are, reappointed as independent public accountants of the Company until the next annual general meeting of the Company's shareholders; and that the board of directors of the company be, and it hereby is, authorized to determine the compensation of the independent public accountants, and is further authorized, to the extent permissible under Israeli law, to delegate such power to the Audit Committee of the board of directors."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

     Representatives of Ernst & Young have been invited to be present at the Meeting and will have an opportunity to make a statement, if so desired, and to respond to appropriate questions.

VI.  APPROVAL OF TRANSACTIONS RELATING TO PLAN OF ARRANGEMENT

     In connection with the Arrangement, we undertook to propose resolutions to our shareholders with respect to the following: (i) increase our authorized capital in an amount of at least NIS 1,500,000, to be divided into 150,000,000 ordinary shares (prior to the 1-for-20 reverse share split set forth below), or such greater amount as our board of directors deems appropriate;

(ii) implement an up to 1-for-20 reverse share split; and (iii) amend our articles of association to provide for the election and removal of directors.

     Below is a description of each of the corresponding proposals that will be proposed by the board of directors to be adopted at the Meeting:

(i)  INCREASE OF OUR AUTHORIZED SHARE CAPITAL

     Our authorized share capital is currently NIS 3 million, and is comprised of 300,000,000 ordinary shares, par value NIS 0.01 per share, out of which 259,757,196 ordinary shares are issued and outstanding as of March 17, 2003, and options to acquire 7,620,574 ordinary shares were outstanding as of December 31, 2002. Our authorized share capital allowed the issuance of ordinary shares in the framework of the Arrangement to the holders of our former 4.25% Convertible Subordinated Notes due 2005, Bank Hapoalim B.M., other financing entities and SES Americom Inc. However, the full conversion of the convertible notes issued by us on March 14, 2003, into ordinary shares will require an increase in our authorized share capital. Therefore, our board of directors has deemed it appropriate to propose an increase in our authorized share capital in an amount of NIS 2.5 million, to be divided into 250 million ordinary shares, par value NIS 0.01 per share (prior to the reverse split described below).

     Israeli law and our articles of association require the affirmative vote of our shareholders to effect an increase in our authorized share capital. Following this increase, if approved by the shareholders at the Meeting, the total authorized capital of the Company will be NIS 5.5 million, divided into 550 million ordinary shares, par value NIS 0.01 per share (prior to the reverse split discussed below). Following the reverse split discussed below, the total authorized capital of the Company will be NIS 5.5 million, divided into 27.5 million ordinary shares, par value NIS 0.20 per share.

     (ii)     REVERSE SHARE SPLIT

     The board of directors of the Company has adopted a resolution approving, declaring advisable and recommending to the shareholders for their approval a resolution to effect a 1-for-20 reverse split of our ordinary shares in an effort to increase the price of our ordinary shares and to avoid a delisting of our ordinary shares from the Nasdaq National Market. Such a delisting may limit the ability of our shareholders to sell their ordinary shares and the value of the ordinary shares could decline significantly.

     On September 3, 2002, we received a deficiency notice from the Nasdaq Listing Qualifications stating that our ordinary shares may be delisted because for the previous 30 consecutive trading days the shares had closed below the minimum $1.00 per share requirement for continued listing under the Nasdaq National Marketplace Rules. In accordance with Nasdaq's listing maintenance standards, the notice provided that if the closing bid price for our ordinary shares did not reach at least $1.00 per share for a minimum of ten consecutive trading days during the 90 calendar days following the issuance of the notice ending December 2, 2002, Nasdaq would provide written notification that our securities would be delisted. We received that notification on December 5, 2002. At our request, an oral hearing was held on January 10, 2003. Our hearing stayed the delisting of our securities pending a decision by the Nasdaq Listing Qualifications Panel. On March 11, 2003, we were informed that the Nasdaq Listing

Qualifications Panel determined to continue the listing of our securities on the Nasdaq National Market, subject to certain conditions. Among these conditions were the inclusion of a proposal for the implementation of a reverse share split at the annual general meeting of our shareholders, and a closing bid price of our shares of at least $1.00 per share on or before April 30, 2003, and for a period of 10 consecutive trading days immediately thereafter. In order to comply with the conditions for the continued listing of our shares, we intend to effect a 1-for-20 reverse split of our ordinary shares. Israeli law and our articles of association require the affirmative vote of our shareholders to effect a reverse split of our ordinary shares.

     THE REVERSE SHARE SPLIT MAY NOT RESULT IN AN INCREASE IN THE PER SHARE PRICE OF OUR ORDINARY SHARES; THERE ARE OTHER RISKS ASSOCIATED WITH THE REVERSE SHARE SPLIT

     We cannot predict whether the reverse share split will increase the market price for our ordinary shares. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

  o the market price per new ordinary share of Gilat (the "NEW SHARES") after the reverse share split will rise in proportion to the reduction in the number of old ordinary shares (the "OLD SHARES") outstanding before the reverse share split; or

  o the market price per New Share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq or that Gilat will otherwise meet the requirements of Nasdaq for the continued listing of its shares on Nasdaq.


     The market price of Gilat's ordinary shares will also be based on our performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse share split is effected and the market price of our ordinary shares declines, the percentage decline as an absolute number and as a percentage of Gilat's overall market capitalization may be greater than would occur in the absence of a reverse share split. Furthermore, the reduced number of shares that would be outstanding after the reverse share split could adversely affect liquidity of our ordinary shares.

     PRINCIPAL EFFECTS OF THE REVERSE SHARE SPLIT

     CORPORATE MATTERS. As of the effective date set forth below, the reverse share split will have the following effects on the number of authorized and outstanding ordinary shares:

  o each twenty (20) of our Old Shares owned by a stockholder would be exchanged for one (1) New Share; the number of our ordinary shares issued and outstanding will be reduced from approximately 259,757, 196 shares to approximately 12,987,860 shares (based on the amount of ordinary shares issued and outstanding as of March 17, 2003);

  o  each New Share shall have a par value of NIS 0.20;

  o all outstanding options and warrants entitling the holders thereof to purchase our ordinary shares will enable such holders to purchase, upon exercise of their options or warrants, 1/20 of the number of our ordinary shares that such holders would have been able to purchase upon exercise of their options or warrants immediately preceding the reverse share split, at an exercise price equal to twenty times the exercise price specified before the reverse share split. As a result, the aggregate price being required to be paid for the options or warrants upon their exercise will be the same as the aggregate price immediately preceding the reverse share split;

  o the conversion price per ordinary share of our convertible notes issued and outstanding pursuant to the Arrangement shall be twenty times the original conversion price of such convertible notes, and the minimum average closing bid price prescribed for the mandatory conversion of such convertible notes shall be twenty times the price prescribed in the original terms of such convertible notes; and

  o the number of shares reserved for issuance under our existing stock option plans will be reduced to 1/20 of the number of shares currently included in such plans.

     On the effective date, the reverse share split will be effected simultaneously for all of our ordinary shares and the exchange number will be the same for all of our ordinary shares. The reverse share split will affect all of our shareholders uniformly and will not affect any shareholder's percentage ownership interests in Gilat, except to the extent that the reverse share split results in any of our shareholders owning a fractional share, as described below. Ordinary shares issued pursuant to the reverse share split will remain fully paid and non-assessable. Gilat will continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934.

     FRACTIONAL SHARES. No fractional shares will be issued in connection with the reverse share split. Shareholders who otherwise would be entitled to receive fractional shares because they hold a number of Old Shares not evenly divisible by twenty will be entitled, upon surrender of certificate(s) representing such shares, to an additional fractional share sufficient to increase their share holdings to the next higher whole number.

     EFFECTIVE DATE OF REVERSE SHARE SPLIT. The effective date of the reverse share split shall be April 16, 2003.

     PROCEDURE FOR EFFECTING REVERSE SHARE SPLIT AND EXCHANGE OF SHARE CERTIFICATES. As of the effective date, each certificate representing Old Shares will be deemed for all corporate purposes to evidence ownership of New Shares. As soon as practicable after the effective date, shareholders will be notified that the reverse share split has been effected. We expect that our transfer agent, American Stock Transfer & Trust Company, will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of Old Shares will be asked to surrender to the exchange agent certificates representing Old Shares in exchange for certificates representing New Shares in accordance with the procedures to be set forth in the letter of transmittal we will send to our shareholders. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder's outstanding certificate(s), together with the properly completed and executed letter of transmittal, to the exchange agent. Any Old Shares submitted for transfer, whether pursuant to a sale, other disposition or otherwise, will automatically be exchanged for New Shares. SHAREHOLDERS SHOULD NOT

DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO. Even if the shareholders approve the reverse share split, we reserve the right not to effect the reverse share split if in our board of directors' opinion it would not be in the best interests of the Company and our shareholders to do so.

     CORPORATE LAW REQUIREMENTS

     A reverse share split requires an amendment to our articles of association and to our memorandum of association. The Companies Law provides that a company may amend its articles of association by an ordinary resolution, i.e. the affirmative vote of a majority of the shares voting and present in person or by proxy at the general meeting of shareholders, or by a different majority if so provided by the company's articles of association. Our articles of association provide that the articles of association may be amended by an ordinary resolution if the amendment is recommended by the board of directors, and, in any other case, by a resolution approved by the holders of at least 75% of the shares represented at the general meeting of shareholders and voted thereon.

     Our articles of association further provide that we may, by way of an ordinary resolution, consolidate and divide all or any part of our issued or unissued authorized share capital into shares of a per share par value which is larger or smaller than the per share par value of our existing shares.

     The Companies Law provides that companies may amend their memorandum of association. Our memorandum of association includes a provision that authorizes us to amend it by the affirmative vote of a majority of the ordinary shares present and voting at a general meeting of shareholders.

PROPOSAL NO. 5

     At the Meeting, our board of directors will propose that the following resolutions be adopted:

     "RESOLVED, to increase the authorized share capital of the Company to NIS 5,500,000 and the number of authorized ordinary shares of the Company to 550 million shares, NIS 0.01 par value per share.

     RESOLVED FURTHER, to consolidate, on the effective date, the Company's (i) authorized and unissued share capital, and (ii) issued and outstanding share capital, such that every twenty ordinary shares, NIS 0.01 par value per share, shall become one ordinary share with a par value of NIS 0.20 per share. The effective date of the consolidation of shares shall be April 16, 2003.

     RESOLVED FURTHER, to replace, as of April 16, 2003, Article 4(a) of the Company's Articles of Association in its entirety, such that Article 4(a) shall read as follows:

          "(a) The authorized share capital of the Company is NIS 5,500,000 divided into 27,500,000 (twenty seven million five hundred thousand) Ordinary Shares, par value NIS 0.20 per share."

     RESOLVED FURTHER, to amend Section 4 of the Memorandum of Association to reflect the changes in share capital described above."

     Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

     (iii)    ELECTION AND REMOVAL OF DIRECTORS

     Our articles of association provide that our directors shall be elected at the annual general meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy. Our articles of association provide that our board of directors shall consist of such number of directors that is not less than two nor more than fourteen, as shall be determined from time to time by the general meeting of our shareholders. As part of the Arrangement, we have undertaken to propose certain amendments to our articles of association regarding the composition of our board of directors. The proposed amendment provides that our board of directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. Unless resolved otherwise, we intend our board of directors to be comprised of nine directors, if four directors are appointed by beneficial owners of 7% or more of our issued and outstanding ordinary shares as set forth below, or seven directors, if fewer than four directors are appointed by beneficial owners of 7% or more of our issued and outstanding ordinary shares as set forth below.

     The proposed amendment further provides that each beneficial owner of 7% or more of our issued and outstanding ordinary shares shall be entitled to appoint, at each annual general meeting of our shareholders, one member to our board of directors, provided that a total of not more than four directors are so appointed. In the event more than four such qualifying beneficial owners notify us that they desire to appoint a member to our board of directors, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint a member to our board of directors. So long as our ordinary shares are listed for trading on Nasdaq, we may require that any such appointed director qualify as an "independent director" as provided for in the Nasdaq rules then in effect. Our board of directors would have the right to remove any such appointed director when the beneficial ownership of the shareholder who appointed such director falls below 7% of our ordinary shares.

     Under the proposed amendment, the annual general meeting of our shareholders, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy, will elect the remaining members of the board of directors. At any annual general meeting at which directors are appointed pursuant to the preceding paragraph, the calculation of the vote of any beneficial owner who appointed a director pursuant to the preceding paragraph shall not take into consideration, for the purpose of electing the remaining directors, ordinary shares constituting 7% of our issued and outstanding ordinary shares held by such appointing beneficial owner.

     At the Meeting, our board of directors will propose an amendment to our articles of association which will reflect the terms described above, which amendment will be in the form attached hereto as EXHIBIT A.

PROPOSAL NO. 6

     At the Meeting, our board of directors will propose that the following resolution be adopted:

     "RESOLVED, to amend and restate Article 38 and Article 39 of the Company's articles of association in their entirety, in the form attached as Exhibit A to the Company's Proxy Statement dated March 19, 2003."

     Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

                                    EXHIBIT A

                     TEXT OF RESOLUTION REGARDING AMENDMENT

                           TO ARTICLES OF ASSOCIATION



     ARTICLES 38 AND 39 OF OUR ARTICLES OF ASSOCIATION SHALL BE REPLACED IN THEIR ENTIRETY TO READ AS FOLLOWS:



     38. NUMBER OF DIRECTORS. The board of directors of the Company will consist of not less than five (5) nor more than nine (9) members, as may be fixed by ordinary resolution of the Company from time to time at any General Meeting (including any Special General Meeting or Annual General Meeting). So long as no other resolution has been adopted, the number of members of the board of directors shall be as set forth in sub-article 39(f) below.

     39. ELECTION AND REMOVAL OF DIRECTORS.

     (a) Each beneficial owner (as defined below) of seven percent (7%) or more of the issued and outstanding ordinary shares of the Company ("Appointing Shareholder") shall be entitled to appoint one (1) individual to the Company's board of directors (an "Appointed Director"). So long as the ordinary shares of the Company are listed for trading on the Nasdaq National Market or Nasdaq Small Cap Market, the Company's board of directors may at any time in its sole discretion determine that only a person who qualifies as an "independent director" as provided under the Nasdaq rules then in effect shall be eligible to serve as an Appointed Director. In addition, in no event may a person become an Appointed Director unless such person does not, at the time of appointment, and did not, within two years prior thereto, engage, directly or indirectly, in any activity which competes with the Company, whether as a director, officer, employee, contractor, consultant, partner or otherwise.

     For the purposes of this sub-article 39(a) a "beneficial owner" of ordinary shares means any person or entity who, directly or indirectly, has the power to vote, or to direct the voting of, such ordinary shares. All ordinary shares beneficially owned by a person or entity, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of ordinary shares beneficially owned by such person or entity. All persons and entities that are affiliates (as defined below) of each other shall be deemed to be one person or entity for the purposes of this definition.

     For the purposes of this sub-article 39(a) an "affiliate" means, with respect to any person or entity, any other person or entity controlling, controlled by, or under common control with such person or entity; "control" shall have the meaning ascribed to it in the Israeli Securities Law - 1968.

     (b) Not later than 60 days prior to the contemplated date of the Annual General Meeting of the Company, the Company shall send a notice to each beneficial owner of 7% or more of the issued and outstanding ordinary shares, who at such time has a Schedule 13D (or amendment thereto) on file with the United States Securities and Exchange Commission ("SEC"), informing such beneficial owner(s) of the contemplated date of such Annual General Meeting, any requirement for the Appointed Directors to qualify as "independent directors" and referring such beneficial owner(s) to the provisions of this Article 39. The appointment of the Appointed Directors shall be made by delivery to the Company, not later than 45 days prior to the contemplated date of the Annual General Meeting as set forth in the notice delivered by the Company, of a letter of appointment ("Letter of Appointment") specifying the full legal name of the Appointing Shareholder, the number of ordinary shares beneficially owned by such Appointing Shareholder on the date which is 45 days prior to the contemplated date of the Annual General Meeting, the name, address and identity number or passport number of the Appointed Director and a written consent of the Appointed Director to serve as such. The Letter of Appointment shall be accompanied by evidence reasonably satisfactory to the Company of the number of ordinary shares beneficially owned by the Appointing Shareholder and by a written undertaking, in a form acceptable to the Company, to comply with the obligations set forth in sub-article 39(d) below. Notwithstanding anything to the contrary in these Articles, the board of directors shall not include more than four (4) Appointed Directors. Consequently, if more than four (4) Letters of Appointment have been received by the Company as specified above, only the four Appointing Shareholders that beneficially own the greatest number of ordinary shares, out of all Appointing Shareholders that delivered a Letter of Appointment, shall be entitled to appoint an Appointed Director.

     (c) The appointment of any Appointed Director shall take effect at the adjournment of the first Annual General Meeting which takes place following delivery of the Letter of Appointment with regard to such Appointed Director.

     (d) As a condition to the appointment of an Appointed Director, any Appointing Shareholder that delivers to the Company a Letter of Appointment shall, prior to such delivery, be required to file with the SEC a Schedule 13D, or an amendment to its Schedule 13D if there is any change in the facts set forth in its Schedule 13D already on file with the SEC disclosing any such change in its holdings of ordinary shares, regardless of whether any filing or amendment is required to be filed under the rules of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The delivery to the Company of a Letter of Appointment shall constitute a representation and warranty by the Appointing Shareholder that its percentage of beneficial ownership of the ordinary shares is as set forth in its Schedule 13D (or amendment thereto) on file with the SEC. In addition, any Appointing Shareholder shall be obligated to notify the Company in writing of any sale, transfer, assignment or other disposition of any kind of ordinary shares by such Appointing Shareholder that results in the reduction of its beneficial ownership to below the percentage indicated in sub-article 39(a) above, immediately after the occurrence of such disposition of shares but in any event not later than the earliest of (i) ten (10) days thereafter, or (ii) the next Annual General Meeting. Without derogating from the foregoing, so long as an Appointed Director serves on the board of directors, the Appointing Shareholder which appointed such Appointed Director shall provide the Company, upon its written request at any time and from time to time, with reasonable evidence of its beneficial ownership in the Company.

     (e) The office of each Appointed Director will expire on the earliest to occur of any of the following events:

          (i) At the election of the board of directors, at its sole discretion, at any time after the holdings of the shareholder who appointed such Appointed Director fall below 7% of the issued and outstanding ordinary shares;

          (ii) Upon the removal of the Appointed Director by the Appointing Shareholder;

          (iii) When the Appointed Director ceases to qualify as an "independent director" as referenced in sub- article 39(a) above.

          (iv) Upon the occurrence of any of the events set forth in sub-article 39(g) or Article 42 below.

     For the removal of doubt, the provisions of Article 41 shall apply to any vacancy created by the expiration of the office of an Appointed Director.

     (f) In addition to the election of the Appointed Directors, the majority of the shareholders represented in person or by proxy at the Annual General Meeting will elect Directors, including Outside Directors as required by the Law, such that the total number of directors (including the Appointed Directors actually appointed shall be (i) nine, if four Appointed Directors are expected to be appointed at the adjournment of such Annual General Meeting; or (ii) seven, if fewer than four Appointed Directors are expected to be appointed at the adjournment of such Annual General Meeting. Notwithstanding the aforesaid, at any Annual General Meeting at the adjournment of which the appointment of one or more Appointed Directors becomes effective, ordinary shares constituting 7% of the issued and outstanding shares of the Company held by each Appointing Shareholder which actually appoints an Appointed Director shall not be taken into consideration in calculating such Appointing Shareholder's vote for the purposes of the election of directors under this Article 39(f).

     (g) Each director shall serve, subject to Article 42 hereof, and, with respect to a director appointed pursuant to Article 41 hereof, subject to such Article, until the adjournment of the Annual General Meeting next following the Annual General Meeting or General Meeting at which such director was elected pursuant to this Article 39 or Article 41 hereof, or her/his earlier removal pursuant to this Article 39(g) below. The holders of a majority of the voting power represented at a General Meeting in person or by proxy and voting at such General Meeting shall be entitled to remove any director(s) other than Appointed Directors (unless pursuant to circumstances or events provided by the Law) from office, to elect directors instead of directors so removed or to fill any vacancy, however created, in the board of directors.

     (h) Subject to number of directors determined pursuant to Article 38 above, the directors may at any time and from time to time appoint any other person as a director, whether to fill a vacancy or whether in addition to those of their body. Any director so appointed shall hold office until the first General Meeting convened after such appointment and may be re-elected.

          (i) The election, qualification and removal of Outside directors shall be governed by the applicable provisions of the Law.



                                      * * *

                          GILAT SATELLITE NETWORKS LTD.

                PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                 APRIL 15, 2003


     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints Mr. Yoav Leibovitch as the attorney and proxy of the undersigned, with full power of substitution to appear and to vote all of the Ordinary Shares of Gilat Satellite Networks Ltd. (the "Company") registered in the name of the undersigned, at the Annual General Meeting of Shareholders of the Company which will be held in Israel at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on April 15, 2003, at 11:00 a.m. local time, and at any adjournments thereof, for the purposes described in the accompanying Proxy Statement and Notice.

Upon being returned, signed and dated, all shares represented by this Proxy Card will be voted as indicated by the shareholder below. IN THE ABSENCE OF SUCH INDICATION, THE RETURNED AND SIGNED PROXY WILL BE VOTED "FOR" EACH OF THE MATTERS SET FORTH BELOW. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GILAT SATELLITE NETWORKS LTD.

ONLY PROXIES RECEIVED BY THE COMPANY AT THE ITS MAILING ADDRESS BELOW, NO LATER THAN 12:00 P.M., NEW YORK CITY TIME, ON APRIL 14, 2003, WILL BE DEEMED RECEIVED IN A TIMELY FASHION AND THE VOTES THEREIN SHALL BE RECORDED.

IMPORTANT: Please sign exactly as your name or names appear on the share certificate(s) and when signing as an attorney-in-fact, executor, administrator, trustee or guardian, give your full title as such. If the signatory is a corporation, sign the full corporate name by a duly authorized officer, or, if a partnership, sign in partnership name by an authorized person.

Our mailing address for delivery of proxy cards is:

Gilat Satellite Networks Ltd.
c/o American Stock Transfer & Trust Company
6201 15th Ave.
Brooklyn, NY 11219
U.S.A.

Attention: Carolyn O'Neill

RESOLUTIONS:
------------


(1) RESOLVED, THAT THE ELECTION OF EACH OF THE FOLLOWING SEVEN NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS, AS PRESENTED TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND DESCRIBED IN THE COMPANY'S PROXY STATEMENT DATED MARCH 19, 2003, BE, AND HEREBY IS, APPROVED: GIDEON CHITAYAT, SHLOMO RODAV, MEIR SHAMIR, YOEL GAT, AMIRAM LEVINBERG, DORON STEIGER, SHALOM SHALLY TSHUVA.


                    [ ] FOR        [ ] AGAINST     [ ] ABSTAIN


(2) RESOLVED, THAT THE ELECTION OF EACH OF THE FOLLOWING TWO NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS AS EXTERNAL DIRECTORS, AS PRESENTED TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND DESCRIBED IN THE COMPANY'S PROXY STATEMENT DATED MARCH 19, 2003, BE, AND HEREBY IS, APPROVED: LINDA E. HARNEVO, DAVID MILGROM.


                    [ ] FOR        [ ] AGAINST     [ ] ABSTAIN


(3) RESOLVED, THAT THE AUDITORS' REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001, BE, AND THE SAME HEREBY ARE, AND EACH HEREBY IS, RECEIVED AND CONSIDERED.


                    [ ] FOR        [ ] AGAINST     [ ] ABSTAIN


(4) RESOLVED, THAT THE APPOINTMENT OF THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS, KOST, FORER AND GABBAY, A MEMBER OF ERNST & YOUNG GLOBAL, AS INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002, IS HEREBY RATIFIED; AND THAT KOST, FORER AND GABBAY BE, AND THEY HEREBY ARE, REAPPOINTED AS INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS; AND THAT THE BOARD OF DIRECTORS OF THE COMPANY BE, AND IT HEREBY IS, AUTHORIZED TO DETERMINE THE COMPENSATION OF THE INDEPENDENT PUBLIC ACCOUNTANTS, AND IS FURTHER AUTHORIZED, TO THE EXTENT PERMISSIBLE UNDER ISRAELI LAW, TO DELEGATE SUCH POWER TO THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS.


                    [ ] FOR        [ ] AGAINST     [ ] ABSTAIN


(5) RESOLVED, TO INCREASE THE AUTHORIZED SHARE CAPITAL OF THE COMPANY TO NIS 5,500,000 AND THE NUMBER OF AUTHORIZED ORDINARY SHARES OF THE COMPANY TO 550 MILLION SHARES, NIS 0.01 PAR VALUE PER SHARE.

     RESOLVED FURTHER, TO CONSOLIDATE, ON THE EFFECTIVE DATE, THE COMPANY'S (I) AUTHORIZED AND UNISSUED SHARE CAPITAL, AND (II) ISSUED AND OUTSTANDING SHARE CAPITAL, SUCH THAT EVERY TWENTY ORDINARY SHARES, NIS 0.01 PAR VALUE PER SHARE, SHALL BECOME ONE ORDINARY SHARE WITH A PAR VALUE OF NIS 0.20 PER SHARE. THE EFFECTIVE DATE OF THE CONSOLIDATION OF SHARES SHALL BE APRIL 16, 2003.

     RESOLVED FURTHER, TO REPLACE, AS OF APRIL 16, 2003, ARTICLE 4(A) OF THE COMPANY'S ARTICLES OF ASSOCIATION IN ITS ENTIRETY, SUCH THAT ARTICLE 4(A) SHALL READ AS FOLLOWS:

     "(A) THE AUTHORIZED SHARE CAPITAL OF THE COMPANY IS NIS 5,500,000 DIVIDED INTO 27,500,000 (TWENTY SEVEN MILLION FIVE HUNDRED THOUSAND) ORDINARY SHARES, PAR VALUE NIS 0.20 PER SHARE."

     RESOLVED FURTHER, TO AMEND SECTION 4 OF THE MEMORANDUM OF ASSOCIATION TO REFLECT THE CHANGES IN SHARE CAPITAL DESCRIBED ABOVE.


                    [ ] FOR        [ ] AGAINST     [ ] ABSTAIN


(6) RESOLVED, TO AMEND AND RESTATE ARTICLE 38 AND ARTICLE 39 OF THE COMPANY'S ARTICLES OF ASSOCIATION IN THEIR ENTIRETY, IN THE FORM ATTACHED AS EXHIBIT A TO THE COMPANY'S PROXY STATEMENT DATED MARCH 19, 2003.


                    [ ] FOR        [ ] AGAINST     [ ] ABSTAIN






                                   Date:    __________________, 2003

                                   Name:    ________________________

                                   Signature:  _____________________